

04003491

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UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED MAR -1 2004 WASH. D.C. 158 PROCESSING SECTION

SEC FILE NUMBER
8- 34645

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Park City Capital, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

261 Old York Road - Suite 417

(No. and Street)

Jenkintown,   PA   19046

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven A. Segal, President   215 517 5700

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romeo & Chiaverelli LLC, CPA's

(Name — if individual, state last, first, middle name)

1601 Walnut Street - Suite 815   Philadelphia,   PA   19102

(Address)   (City)   (State)   Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Steven A. Segal_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Park City Capital, Inc._____._____, as of __December 31,_____, ~~19~~ 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

Sworn to and subscribed before me
this 26 day of Feb 2004.

X _/s/ Steven G. Segal/_
_____
Signature

President
_____
Title

_/s/_
Notary Public

NOTARIAL SEAL
LAURA MURPHY, Notary Public
City of Park City, Park County
My Commission Expires Dec. 11, 2004

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

To The Board of Directors
Park City Capital, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Park City Capital, Inc. for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purposes of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5(g)(1) of the Securities and Exchange Commission (SEC), we made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparsions

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsiblity, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures

and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design may deteriorate.

Our consideration of internal control would not necessarily disclose all matter in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequancy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies which rely on Rule 17-a-5 (9) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, is not to be and should not be used by anyone other than these specified parties.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 20, 2004

Park City Capital, Inc.
Financial Statements
and Additional Information
December 31, 2003

CONTENTS

ROMEO & CHIAVERELLI LLC
Certified Public Accountants

Joseph A. Romeo, CPA
Medford, NJ
(609) 268-9781

1601 Walnut Street, Suite 815
Philadelphia, PA 19102
(215) 569-2113
FAX (215) 972-0787

Anthony Chiaverelli, CPA
Horsham, PA
(215) 542-7544

Independent Auditors' Report

To The Board of Directors
Park City Capital, Inc.

We have audited the statement of financial condition of Park City Capital, Inc. as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Park City Capital, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting priciples generally accepted in the United States of America .

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules on pages 7-10 are presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all matertial respects in relation to the basic financial statements taken as a whole.

Romeo and Chiaverelli LLC
Certified Public Accountants
February 20, 2004

Park City Capital, Inc.
Balance Sheet
December 31, 2003

ASSETS

Assets
  Cash and Cash Equivalents $17,591.67
  Deferred Tax Asset   12,599.00

Total Assets $30,190.67

LIABILITIES AND
STOCKHOLDER'S EQUITY

Liabilities
  Accounts Payable $1,000.00

    Total Liabilities $1,000.00

Stockholder's Equity
  Common Stock, $.01 Par Value;   400.00
    100,000 shares authorized
    30,100 shares issued

  Additional Paid In Capital   69,567.92

  Retained Deficit   (40,777.25)

    Total Stockholder's Equity   29,190.67

Total Liabilities And
  Stockholder's Equity $30,190.67

-2-

The accompanying notes are an integral part
of these financial statements

Park City Capital, Inc.
Statement of Income and Expense
Year Ended December 31, 2003

Twelve Months

REVENUES

Commission Income	$6,004.27
Interest Income	251.38
Total Revenues	6,255.65

EXPENSES

Other Expenses	4,070.02
Total Expenses	4,070.02
Income Taxes	(517.00)
Net Income	$1,668.63

The accompanying notes are an integral part
of these financial statements

Park City Capital, Inc.
Statement of Changes In Stockholder's Equity
December 31, 2003

Schedule of Retained Deficit

Beginning Retained Deficit	($42,445.88)
Net Income	1,668.63
Retained Deficit	($40,777.25)

Schedule of Additional Paid In Capital

Ending Balance (See Note 5) Additional Paid In Capital	$69,567.92
Aditional Paid In Capital	$69,567.92

Schedule of Common Stock

Common Stock 30,100 shares at $.01 Par Value	$400.00
Common Stock	$400.00

Total Stockholder's Equity	$29,190.67

The accompanying notes are an integral part
of these financial statements

Park City Capital, Inc.
Statement of Cash Flows
Year Ended December 31, 2003

Cash flows from operating activities:
  Net Income $1,668.63

Cash flows from operating activities:		
Net Income		$1,668.63
Adjustments to reconcile net Income to net cash provided by operating activities:		
Change in Deferred Tax Asset	517.00	
Change in Escrow Payable	(125,000.00)	
Change in Accounts Payable	(1,700.71)	
Total adjustments		(126,183.71)
Net cash provided by operating activities		(124,515.08)
Cash flows from investing activities:		
Net cash used in investing activities		0.00
Cash flows from financing activities:		
Additional Paid In Capital	1,000.00	
Net cash provided by financing activities		1,000.00
Net change in Cash and cash equivalents		(123,515.08)
Cash and cash equivalents at beginning of year		141,138.75
Cash and cash equivalents at end of year		$17,623.67

The accompanying notes are an integral part

Park City Capital, Inc.
Notes To Financial Statements
December 31, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization

Park City Capital, Inc. was incorporated in the State of
Delaware on February 8, 1985 for the purpose of acting as a
broker-dealer. The Company's primary business is the sale of
redeemable shares of registered investment companies.

Operations

The Company is a securities broker-dealer registered with the
National Association of Securities Dealers, Inc. and provides
financial advisory services for its' customers.

Estimates

The preparation of financial statements in conformity with
general accepted accounting principles requires management to make
estimates and assumptions that affect the reported amounts of assets
and liabilities and disclosure of contingent assets and liabilities
at the date of the financial statements and the reported amounts of
revenues and expenses during the reporting period. Actual results
could differ from those estimates.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company
considers all highly liquid investments with original maturities of
three months or less to be cash equivalents.

NOTE 2 - INCOME TAXES

Deferred income taxes assets and liabilities are determined
using the liability (or balance sheet) method. Under this method,
the net deferred tax asset or liability is determined based on the
tax effects of the difference between the book and tax basis of the
various balance sheet assets and liabilities and gives current
recognition to changes in tax rates and laws. Deferred tax assets
are reduced by a valuation allowance when, in the opinion of
management, it is more likely than not that some portion of the
deferred tax assets will not be realized.

-6-

NOTE 2 - INCOME TAXES - CONTINUED

At December 31, 2003, the Company had net operating loss carryovers for federal income tax purposes of approximately $52,201.

The provision for federal and state income taxes for the year ended December 31, 2003 consisted of the following:

Federal	$	323.
State		194.
		517.

Net deferred tax assets consist of the following components as of December 31, 2003:

Deferred tax assets:	
Loss carryforwards	$ 12,599.
	$ 12,599.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the Net Capital Provision of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum Net Capital, as defined under such provisions. At December 31, 2003 the Company had a Net Capital of $16,569, which was $11,569 in excess of the minimum Net Capital Requirement.

NOTE 4 - CAPITAL STOCK

On February 28, 1993, the Company adopted and filed an amendment to the Certificate of Incorporation authorizing 100,000 shares of capital stock with a par value of one cent ($.01) per share. Since that date, no other changes have occurred.

NOTE 5 - ADDITIONAL PAID IN CAPITAL

Increase to additional paid in capital has been made by the corporate officer. This amount was $1,000.

Beginning Balance

Additional Paid in Capital	$68,567.92
Increase in Paid in Capital	1,000.00
Ending Additional Paid in Capital	$69,567.92

Park City Capital, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

NET CAPITAL

Total Stockholders' Equity Qualified
    for Net Capital $ 29,191.

Add: A. Liabilities subordinated to claims
       of general creditors allowable in
       computation of net capital   -0-

Total capital and allowable subordinated
    liabilities $ 29,191.

Deductions and/or charges
    Nonallowable assets   12,599.

Total Deductions and/or Charges   12,599.

   Net Capital before haircuts $ 16,592.

   Less: Haircuts   23.

   NET CAPITAL $ 16,569.

Park City Capital, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition

Total Aggregate Indebtedness $ 1,000.

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $5,000
if greater $ 5,000.

Excess net capital at 1500% (Note 6)   11,569.

Excess net capital at 1000%   16,469.

Ratio: Aggregate Indebtedness to Net Capital   6.0 to 1

Park City Capital, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

RECONCILIATION WITH COMPANY'S COMPUTATION
  (Included in Part IIA of Form X-17A-5 as of
    December 31, 2003

  Net Capital, as reported in Company's
    Part IIA (unaudited) FOCUS Report $ 16,569.

    Net Audit Adjustments-Rounding   -0-

Net Capital per above (Note-3) $ 16,569.

Park City Capital, Inc.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Year Ended December 31, 2003

Park City Capital, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(1) who, as a broker who does limited business with mutual funds and or variable contracts.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

Park City Capital, Inc. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(1) who, as a broker who does limited business with mutual funds and or variable contracts.